United States securities and exchange commission logo





                             April 18, 2023

       Huan Liu
       Chief Executive Officer
       Cheetah Net Supply Chain Service Inc.
       6201 Fairview Road, Suite 225
       Charlotte, NC 28210

                                                        Re: Cheetah Net Supply
Chain Service Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2023
                                                            File No. 333-271185

       Dear Huan Liu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 7, 2023

       Prospectus Summary
       Business Overview
       Our Company, page 2

   1. Please expand the last paragraph in this section to explain that net income for 2022 included $1.3 million
of subsidy income from a business recovery grant program.
 Huan Liu
FirstName
Cheetah NetLastNameHuan    Liu
              Supply Chain Service Inc.
Comapany
April       NameCheetah Net Supply Chain Service Inc.
       18, 2023
April 218, 2023 Page 2
Page
FirstName LastName
Risk Factors
Sales to the PRC market represented approximately 93.1% and 43.9% of our revenue for the years ended December 31, 2022 and 2021, page 15

2. We note that you generate a significant portion of your revenue from sales to the PRC market, i.e., 93.1% in 2022. We also note your disclosure that laws and regulations in
         China can change and, in some cases, with little advance notice. Please revise to include a separate risk factor discussing the significant regulatory risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
         Additionally, please discuss the risks that the Chinese government may intervene or influence your ability to sell products to PRC customers. Please include enough information so that investors can clearly understand the risks associated with the majority of your customers being based out of China.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Ying Li